SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2019

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CAAS Av. Presidente Vargas, 409 –13º and. 22210-030 Rio de Janeiro - RJ Phone #: (21) 2514-5641 Excerpt of the minutes of RCA 803, of April 27, 2018. DEL-096/2018.

CERTIFICATE

EXCERPT OF THE MINUTES OF THE 803th MEETING OF THE BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE (Corporate Registration Identification Number) 53300000859/CNPJ (Brazilian Registration of Legal Entities) no. 00001180/0001-26

This is to certify for all due intents and purposes that on April 27, 2018, at 9 a.m., the Eletrobras’ Board of Directors met at the Brasília Office, at Setor Comercial Norte, Quadra 6, Conjunto A, Bloco A, 8º andar, Ed. Venâncio 3000, Asa Norte, CEP 70716-9000, Brasília, DF. The meeting was chaired by the Director JOSÉ GUIMARÃES MONFORTE, and Directors WILSON FERREIRA JR., VICENTE FALCONI CAMPOS, JOSÉ PAIS RANGEL, EDVALDO LUÍS RISSO, CARLOS EDUARDO RODRIGUES PEREIRA, ARIOSTO ANTUNES CULAU and MAURO GENTILE RODRIGUES DA CUNHA, being the latter present via videoconference. There was no record of absences. Resolution: DEL-096/2018. Approval of the Term of Assignment of AmD to AmGT of Agreement No. OC 1902/2006 (“downstream”) made by and between CIGÁS and Amazonas Energia, with intervenience and consent by Petrobras and Eletrobras. RES-315, of 04.27.2018. The Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras, exercising the powers conferred upon it, confirming the decision of the Board of Executive Officers, substantiated by the documents below, RESOLVED: ➢ Report to the Executive Board No. DG-029, of 04.27.2018; ➢ Executive Summary DD No. 006, of 04/27/2018; 1. approve the conditions proposed and the execution by ELETROBRAS, as intervening and consenting party in the Term of Assignment of Amazonas Distribuidora de Energia S.A. to Amazonas Geradora e Transmissora de Energia S.A. of the Natural Gas Sales Agreement No. OC 1902/2006 (“downstream”) executed by and between Companhia de Gás do Amazonas (CIGÁS) and Amazonas Distribuidora de Energia S/A, with intervenience and consent of Petróleo Brasileiro S.A. (Petrobras) and Centrais Elétricas Brasileiras S.A. (Eletrobras) as per draft attached hereto; 2. to determine that the Legal Superintendent’s Office - PRJ, the Generation Board - DG, the Chairmanship, the General Office - PRGS and the Governance Office of the Board of Directors - CAAS adopt, within their respective scope of actions, the measures necessary for compliance with this Resolution.  The text above is a full and faithful transcript of the Resolution recorded in the Minutes reported in the 29th Book of Minutes of Meetings of the Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras, pages 270 et seq. With no further business to be addressed the Chairman ordered the issuance of this certificate, which after being read and approved, was signed by me, BRUNO KLAPPER LOPES, the Governance Secretary, who executed it. The other resolutions that took place at this meeting were omitted in this certificate, since they refer to interests which are merely internal to the Company, which is a legitimate cautionary measure, supported by the duty of secrecy of the Management, according to the head provision under Article 155 of Law No. 6.404, thus being out of the scope of the rule set out under Paragraph 1 of Article 142 of said Act. Chairman of the Board: JOSÉ GUIMARÃES MONFORTE Directors: WILSON FERREIRA JR., VICENTE FALCONI CAMPOS, JOSÉ PAIS RANGEL, EDVALDO LUÍS RISSO, CARLOS EDUARDO RODRIGUES PEREIRA, ARIOSTO ANTUNES CULAU and MAURO GENTILE RODRIGUES DA CUNHA.

Rio de Janeiro, June 25, 2018.

JOSÉ GUIMARÃES MONFORTE Chairman of the Board	BRUNO KLAPPER LOPES Board’s Governance Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 6, 2019
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.